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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

FOLIO*fn* Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8000 Towers Crescent Drive, 15th Floor
(No. and Street)

Vienna	VA	22182
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. BETH KIRKSEY — 703-245-4874
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

1750 Tysons Blvd.	McLean	VA	22102-4219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

FOLIO*fn* INVESTMENTS, INC.

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AFFIRMATION

I, Beth Kirksey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2005 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/23/06

Beth Kirksey — Date
Chief Operating Officer and Chief Financial Officer

Subscribed and sworn to before me,
this day of 2006

Notary Public

Embossed Hereon Is My
Commonwealth of Virginia Notary Public Seal
My Commission Expires May 31, 2009
KATHLEEN C. GLEASON

FOLIO*fn* Investments, Inc.
(S.E.C. I.D. No. 8-52009)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
FOLIO*fn* Investments, Inc.
Vienna, Virginia

We have audited the accompanying statement of financial condition of FOLIOfn Investments, Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting, including those control activities for safeguarding securities, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2006

FOLIO*fn* INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
(In thousands)

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,050
CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS	5,616
DEPOSITS WITH CLEARING ORGANIZATIONS	999
RECEIVABLE FROM CUSTOMERS	1,387
RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	9
DIVIDENDS AND INTEREST RECEIVABLE	31
CORPORATE EQUITY SECURITIES OWNED—At market value	528
PREPAID EXPENSES AND OTHER ASSETS	672
DEFERRED TAX ASSET	16
TOTAL	$ 23,308

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$ 9,677
Payable to broker-dealers and clearing organizations	4,249
Accounts payable and accrued expenses	453
Due to parent	1,203
Deferred revenue	737
Total liabilities	16,319
STOCKHOLDER'S EQUITY:	
Common stock, $0.0001 par value—1,000 shares authorized, issued, and outstanding	-
Additional paid-in capital	28,942
Accumulated deficit	(21,953)
Total shareholder's equity	6,989
TOTAL	$ 23,308

See notes to statement of financial condition.

FOLIO*fn* INVESTMENTS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION

FOLIO*fn* Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"). The Company is a Virginia corporation that is a wholly owned subsidiary of FOLIO*fn*, Inc. (the "Parent").

The Company offers web-based portfolio creation, trading, and management services. It also provides trade execution, clearance, and settlement services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Presentation—The Company is engaged in a single line of business as a securities broker-dealer, which provides execution of principal and agency transactions over the internet.

Cash and Cash Equivalents—Cash and cash equivalents are stated at cost, which approximates market, and consist of cash, money market funds, and short-term investments with original maturities of less than 90 days.

Securities Transactions—Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net on the statement of financial condition.

Marketable securities primarily consist of corporate equities and are reported at market value.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized, based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the statement of financial condition. Actual results could differ from those estimates.

3. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

As of December 31, 2005, cash of $5,616,434 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3. On January 3, 2006, the Company deposited an additional $8,565,000 into this account.

4. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from customers represents amounts owed from customers for cash in their accounts. Payable to customers represents amounts owed to customers for cash in their accounts.

5. PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Payables to brokers-dealers include amounts that are due upon delivery of securities to the Company. In the event the counterparty does not fulfill its contractual obligation to deliver these securities, the Company may be required to purchase the securities at prevailing market prices to satisfy its obligations.

6. INCOME TAXES

Deferred tax assets and liabilities are at December 31, 2005, comprised of the following:

Deferred tax assets:	
Accounts receivable	$ 19,370
Accrued vacation	63,950
AMT credits	15,952
Net operating loss carryforward	8,265,095
Less valuation allowance	(8,348,415)
Net deferred tax asset	$ 15,952

As of December 31, 2005, the Company has net operating loss carryforwards for income tax purposes of approximately $22,000,000 expiring in years 2020 to 2025. Utilization of net operating losses may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions.

7. RELATED-PARTY TRANSACTIONS

Through an agreement with Parent, the Company is allocated certain operating expenses including occupancy, communications and data processing, advertising, software, and employee benefits. At December 31, 2005, the amount due to Parent was $1,203,000. The Parent normally charges the Company $1,200,000 per year for the use of its propriety software, which is normally reported in other operating expenses in the statement of operations. At the beginning of 2005, however, the Parent waived such fee due to the benefits it received from the Company in marketing and demonstrating its technology. Accordingly, the Company's financial condition does not necessarily reflect what might have occurred had the Company been operated outside of its affiliation with its Parent.

The Parent entered into a financing arrangement during 2003 and pledged all of its assets, except its interest in a certain foreign joint venture and all other directly related assets. The Parent's pledge of assets includes its ownership in the shares of the Company, but excludes the assets of the Company.

8. CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (the "Rule"). The Company has elected the alternative method of compliance allowed under the rule whereby "required net capital," as defined, is the greater of 2% of "aggregate debit items," as defined, arising from customer transactions or $250,000. The Rule prohibits the Company from engaging in any securities transactions should its "net capital" fall below required amounts and may require the Company to restrict its business activities if its net capital falls below amounts defined in the Rule. In computing net capital, items not readily convertible into cash are generally excluded, and the Company's position in marketable securities is valued below current market quotations. Net capital and related excess net capital may fluctuate daily. At December 31, 2005, the Company's net capital was $6,034,000 that exceeded the Rule requirements by $5,784,000.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company executes and settles various securities transactions for its own account, for individual customers and with other brokers (counterparties). These activities may expose the Company to off-balance-sheet and credit risks if counterparties to these transactions are unable to fulfill their contractual obligations.

In accordance with industry practice, customers and other brokers are not required to deliver cash or securities to the Company until settlement date, which is generally three business days after trade date. In volatile securities markets, the price of a security associated with a transaction could widely fluctuate between the trade date and settlement date. The Company is exposed to risk of loss should any counterparty to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

Payables to customers and brokers and dealers include amounts of underlying securities, which are due upon delivery to the Company. If the counterparty to any of these transactions does not deliver the associated securities, the Company may be required to purchase securities at prevailing market prices in excess of the liability recorded in the statement of financial condition.

The Company controls the above risks through a variety of reporting and control procedures. The Company's customer securities activities are all transacted on a cash basis. The Company requires that customers have sufficient cash deposited in their accounts to cover purchase transactions before such transactions are executed.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

11. COMMITMENTS AND CONTINGENCIES

The nature of the Company's business subjects it to claims, lawsuits, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of such matters cannot be determined at this time, and the results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company in any future period, and a substantial judgment could have a material adverse impact on the Company's financial condition. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of any such matters foreseeable at this time will not have a material adverse impact on the financial condition of the Company.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

12. SUBSEQUENT EVENTS

On February 22, 2006, the Board of Directors of the Company approved the payment of a dividend to the Parent in the amount of $600,000 to be declared and payable as of March 1, 2006.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA
Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 24, 2006

FOLIO*fn* Investments, Inc.
8000 Towers Crescent Drive
Suite 1500
Vienna, VA 22182

In planning and performing our audit of the financial statements of FOLIO*fn* Investments, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP